UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 13 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Subject Company (Issuer))

COCA-COLA HBC AG
KAR-TESS HOLDING

(Name of Filing Persons (Offerors))

Ordinary shares of nominal value €1.01 per ordinary share
American depositary shares (ADSs), each ADS representing one ordinary share

(Title of Classes of Securities)

GRS104003009 (Ordinary Shares)

(ISIN of Class of Securities)

1912EP104 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number of Class of Securities)

Jan Gustavsson, Esq. General Counsel, Company Secretary and Director of Strategic Development Coca-Cola HBC AG Baarerstrasse 14 CH-6300 Zug Switzerland +41 41 561 32 43	Danielle Schroeder Director Kar-Tess Holding 21, Boulevard de la Petrusse L-2320 Luxembourg +352 48 81 81 310

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Spyros Mello Chief Compliance Officer and Deputy General Counsel Coca-Cola Hellenic Bottling Company S.A. 9 Fragoklissias Street 151 25 Maroussi, Athens, Greece Tel. No.: 011-30-210-618-3137	George H. White, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Tel. No.: 011-44-20-7959-8900	Thomas N. O’Neill III, Esq. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom Tel. No.: 011-44-20-7456-2000	Bruce C. Bennett, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Tel. No.: (212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,228,065,571	$117,066.36

*

Estimated for purposes of calculating the registration fee only. This amount is based on the product of (i) 158,058,526 ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”), including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares (“Coca-Cola Hellenic ADSs”), estimated to be acquired by Coca-Cola HBC AG (“Coca-Cola HBC”) upon the consummation of the U.S. offer if Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs are exchanged for all Coca-Cola HBC ordinary shares (“Coca-Cola HBC Shares”), including Coca-Cola HBC Shares represented by Coca-Cola HBC American depositary shares, offered in the U.S. offer and (ii) the average of the high and low prices of the Coca-Cola Hellenic Shares reported on the Athens Exchange on March 12, 2013, equal to €20.05 and translated in U.S. dollars at the cross rate €1.3034:US$1 as of March 12, 2013.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction valuation by 0.0001364.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$459,641.78	Form or Registration No.:	333-184685
Filing Party:	Coca-Cola HBC AG	Date Filed:	November 1, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 13 supplements Items 8, 11, and 12 (but no other item) of the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on March 19, 2013, and amended on March 25, 2013, March 27, 2013, April 16, 2013, April 22, 2013, April 26, 2013, April 29, 2013, April 30, 2013, May 3, 2013, May 17, 2013, May 23, 2013, May 28, 2013 and May 30, 2013 by Coca-Cola HBC AG, a Swiss Aktiengesellschaft/société anonyme (“Coca-Cola HBC”), and Kar-Tess Holding, a société à responsabilité limitée organized under the laws of Luxembourg and formerly the sole shareholder of Coca-Cola HBC. The Schedule TO, as amended from time to time, relates to the offer by Coca-Cola HBC to acquire all of the ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic Bottling Company S.A., a Greek corporation, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares (“Coca-Cola Hellenic ADSs”), that Coca-Cola HBC does not hold directly or indirectly (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Greek offer. The U.S. offer comprises an offer made pursuant to the offer to exchange/prospectus, dated March 19, 2013 (the “Offer to Exchange/Prospectus”), to (i) all holders of Coca-Cola Hellenic Shares located in the United States and (ii) all holders of Coca-Cola Hellenic ADSs, wherever located. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Exchange/Prospectus.

The Offer to Exchange/Prospectus forms part of Coca-Cola HBC’s Registration Statement on Form F-4 (Reg. No. 333-184685) filed with the Securities and Exchange Commission on November 1, 2012, as amended on December 4, 2012, December 17, 2012, December 19, 2012, February 26, 2013, March 6, 2013, April 22, 2013 and May 23, 2013 (the “Registration Statement”). The Registration Statement became effective on March 11, 2013.

As previously disclosed, Coca-Cola HBC successfully acquired 355,009,014 Coca-Cola Hellenic Shares, representing 96.85% of all issued Coca-Cola Hellenic Shares, including those represented by Coca-Cola Hellenic ADSs, in exchange for Coca-Cola HBC Shares and Coca-Cola HBC ADSs issued on a one-for-one basis in the initial offering period of the Exchange Offer; Kar-Tess Holding, the former sole shareholder of Coca-Cola HBC, acquired 85,355,019 Coca-Cola HBC Shares in exchange for its 85,355,019 Coca-Cola Hellenic Shares in the Exchange Offer on the same terms and conditions as the other holders of Coca-Cola Hellenic Shares; and Kar-Tess Holding transferred 14,925 ordinary shares representing Coca-Cola HBC’s initial share capital to Coca-Cola HBC in return for a payment equal to the par value of such shares plus €1.5 million corresponding to the amount of the additional equity contribution Kar-Tess Holding made to Coca-Cola HBC in connection with the Exchange Offer (such payment will be made in accordance with Swiss law after shareholder approval of Coca-Cola HBC’s audited unconsolidated interim financial statements following settlement of the Exchange Offer).

Because Coca-Cola HBC held more than 90% of the total issued Coca-Cola Hellenic Shares after completion of the Exchange Offer, Coca-Cola HBC initiated a buy-out procedure (the “Greek Statutory Buy-Out”) to compulsorily acquire all remaining Coca-Cola Hellenic Shares in accordance with Articles 27 and 27a of Greek Law 3461/2006 and the relevant implementing decision of the Hellenic Capital Markets Commission (the “HCMC”).  Pursuant to the Greek Statutory Buy-Out, Coca-Cola Hellenic became a wholly owned subsidiary of Coca-Cola HBC.

As of June 18, 2013, Coca-Cola HBC’s issued share capital consists of 366,755,000 ordinary shares, of which 14,925 ordinary shares are held by Coca-Cola HBC and 3,430,135 ordinary shares are held by its subsidiary, Coca-Cola Hellenic, in treasury.  Accordingly, as of June 18, 2013, the total number of voting rights in Coca-Cola HBC is 363,309,940.   As a result of the Exchange Offer and subsequent Greek Statutory Buy-Out, Kar-Tess Holding currently holds 85,355,019 Coca-Cola HBC Shares, representing approximately 23.5 percent of Coca-Cola HBC’s voting rights (calculated excluding the 3,445,060 Coca-Cola HBC Shares held in treasury, for which voting rights are suspended so long as such shares are held in treasury).

Item 8. (Interest in Securities of the Subject Company) and Item 11. (Additional Information).

Item 8 and Item 11 are hereby amended to add the following:

The information set forth in exhibits (a)(1)(xliii) and (a)(1)(xliv) is incorporated by reference herein.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby supplemented to include the following:

Exhibit No.	Description
(a)(1)(xliii)

Press Announcement dated June 18, 2013—Coca-Cola HBC AG announces the completion of the statutory buy-out (incorporated by reference to the filing made by Coca-Cola HBC on June 18, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xliv)

Press Announcement dated June 18, 2013—Coca Cola HBC AG announces admission to trading on the premium listing segment of the London Stock Exchange (incorporated by reference to the filing made by Coca-Cola HBC on June 18, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Coca-Cola HBC AG

By:	/s/ DIMITRIS LOIS
	Name:	Dimitris Lois
	Title:	Chief Executive Officer
	Date:	June 18, 2013

By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development
	Date:	June 18, 2013

Kar-Tess Holding

By:	/s/ DANIELLE SCHROEDER
	Name:	Danielle Schroeder
	Title:	Director
	Date:	June 18, 2013

By:	/s/ ROBERT RYAN RUDOLPH
	Name:	Robert Ryan Rudolph
	Title:	Director
	Date:	June 18, 2013